October 26, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your comment letter dated October 12, 2006, concerning the Staff’s review of Tupperware Brands Corporation’s (the Company) Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 and the Company’s Forms 10-Q for the quarters ended March 31, 2006 and July 1, 2006 filed on May 11, 2006 and August 10, 2006, respectively. The following is the Company’s response to each of the matters contained in your letter.

Comment on December 31, 2005 10-K

Consolidated Statements of Cash Flows, page 36

Comment: In your management’s discussion and analysis on pages 17 and 25 and in the note to your financial statements on page 50, you indicate that interest paid includes make-whole payments of $21.9 million in 2005. Please tell us how this payment is reflected on your statement of cash flows. Please tell us how you determined this presentation was appropriate, with reference to SFAS 95.

Reply: The make-whole payment is reflected within three lines of the cash flow statement:

•	Within Operating Activities as a component of net income,

•	Within Operating Activities as an adjustment to reconcile net income to net cash provided by operating activities, and

•	Within Financing Activities as a component of repayment of long-term debt.

This presentation is based on paragraph 18 of SFAS 95 which states that financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit. The make-whole payment was required as part of settling the obligation and as such was included

October 26, 2006

Mr. Rufus Decker

within Financing Activities in the statement of cash flows. Additionally, the make whole calculation resulted in a settlement amount significantly above the debt’s current fair value penalizing the Company for prepaying the debt resulting in a loss on the extinguishment of debt which was treated as a Financing Activity in accordance with paragraph 28 of SFAS 95.

Comment on July 1, 2006 10-Q

Note 10 – Segment Information, page 15

Comment: You disclosed you reorganized your operating segments as a result of changes in your management structure effective with the beginning of the 2006 fiscal year. Given that the rest of your Tupperware operations appear to be presented using a geographical approach in the Europe, Asia Pacific and Mexico, and North America reportable segments, please help us understand how you determined it was appropriate to include the Tupperware operations in Central and South America and the Philippines within the International Beauty reportable segment. In a similar manner, please help us understand how you determined it was appropriate to report the Tupperware and BeautiControl operations in Mexico with Asia Pacific to create an Asia Pacific and Mexico reportable segment. Your explanation should include the following:

•	Please tell us the operating segments based on paragraph 10 of SFAS 131 that are included in the Asia Pacific and Mexico reportable segment. Please tell us how you determined it was appropriate to aggregate these operating segments into one reportable segment based on aggregation criteria included in paragraph 17 of SFAS 131; and

•	Please tell us the operating segments based on paragraph 10 of SFAS 131 that are included in the International Beauty reportable segment. Please tell us how you determined it was appropriate to aggregate these operating segments into one reportable segment based on aggregation criteria included in paragraph 17 of SFAS 131.

Refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Interpretation Guide for SFAS 131.

Reply: The Company’s Asia Pacific and Mexico reportable segment is a single operating segment based upon paragraph 10 of SFAS 131 with no aggregation of operating segments within the reportable segment. The Company’s chief operating decision maker (CODM), E.V. Goings, Chairman and Chief Executive Officer, reviews the results at this level to make decisions about resources to be allocated to the segment and assess its performance. Additionally, per paragraph 14 of SFAS 131, the Asia Pacific and Mexico operating segment has one segment manager who is directly accountable to and maintains regular contact with the CODM. Including Mexico with Asia Pacific was implemented to take advantage of managerial efficiencies and expertise at the segment level.

October 26, 2006

Mr. Rufus Decker

Similarly, the Company’s International Beauty (IB) reportable segment is also a single operating segment with no aggregation of operating segments within the reportable segment. The justification for reporting the Tupperware operations in Central and South America and Philippines within the IB reportable segment is that per paragraph 14 of SFAS 131, the IB operating segment has one segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker (“CODM”) and per paragraph 10 of SFAS 131 the CODM reviews the results to make decisions about resources to be allocated to the segment and assess its performance at the IB level. These groupings were established in part to take advantage of the ability to market multiple product lines by both Tupperware and beauty business sales forces. It also provided an opportunity to generate operational synergies by combining back office and distribution functions.

Effective with the management structure change effective with the beginning of 2006, Tupperware Brands Corporation no longer aggregates operating segments per paragraph 17 of SFAS 131. Additionally, neither EITF 04-10 nor question 8 of the FASB Staff Interpretation Guide for SFAS 131 are applicable to the reportable segments mentioned. Each of the Company’s reportable segments, as reported in its first and second quarter forms 10-Q, is a single operating segment with no aggregation of operating segments within the reportable segment.

Additionally, with the beginning of third quarter 2006 the Company has made further changes to its management structure such that two of its South African businesses, Avroy Shlain and Swissgarde, which were acquired as part of International Beauty, were transferred from the International Beauty operating segment to the Europe operating segment. Similarly, the Company’s NaturCare business in Japan, also acquired with International Beauty, was moved from the International Beauty operating segment to the Asia Pacific and Mexico operating segment. These changes were made in an effort to gain management and operating efficiencies between Tupperware and acquired businesses within the South African and Japanese geographic markets. The changes were also made to take advantage of existing marketing experience within each market, particularly in South Africa. Both changes have been incorporated into the information being sent to the CODM. The Company’s segment disclosure in its third quarter 10-Q filing will reflect the above changes including prior periods being restated.

* * * *

October 26, 2006

Mr. Rufus Decker

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

\s\ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and
Chief Financial Officer